VELVET MINE URANIUM PROJECT
SAN JUAN COUNTY, UTAH
USA

43-101
MINERAL RESOURCE REPORT

PREPARED FOR:
ENERGY METALS CORPORATION

PREPARED BY:
Douglas L. Beahm, P.E., P.G.
Harold J. Hutson, P.E., P.G.
BRS, Inc.

March 19, 2007

TABLE OF CONTENTS

List of Figures

SECTION 3   SUMMARY

The following report was prepared by BRS, Inc. a Professional Engineering and Natural Resource Corporation duly licensed in the State of Wyoming, USA. The report addresses the geology, uranium mineralization and in-place mineral resources of the mineral holdings for Energy Metals Corporation's (EMC) Velvet Mine Uranium Project. The portion of the project addressed specifically in this report is located in Section 2, Township 31 South, Range 25 East at approximate Latitude 38° 07' North and Longitude 109° 09' West (refer to Figure 1, Velvet Mine Uranium Project Location Map). Section 2 is a State of Utah lease of approximately 488 acres. Adjacent mineral properties controlled by EMC include unpatented claims located in Sections 3, 4, 11, and 12 of T31S, R25E and Sections 6 and 7 in T31S, R26E (refer to Figure 2, Drill Hole and Claim Map). In total these mineral holdings comprise approximately 1,600 acres.

This report is a summary of mineral resources. Mineral resources are not mineral reserves and do not have demonstrated economic viability. The Section 2 portion of the Velvet Mine Uranium Project was extensively explored during the 1970's with the principal exploratory work and drilling completed by Atlas Minerals with additional drilling completed by Minerals Recovery Corporation (MRC). The drilling was completed adjacent to Atlas Minerals' Velvet Mine which was mined in Section 3 up to the property line with EMC's current mineral holdings in Section 2. Atlas and MRC conducted extensive drilling on the lands currently held by EMC including the delineation of 4 mineralized areas with drilling on a rough grid approximating 100' centers. The available data includes radiometric data from some 173 drill holes completed on the property. The data utilized as the basis of this evaluation and in the preparation of this report was acquired by EMC from Dean Stucker, a mining engineer formerly employed by MRC.

Uranium mineral resources within and in the vicinity of the project are found in the upper Permian Cutler Formation. Many of the other mines in the Lisbon Valley or Big Indian Wash District were located in the basal Moss Back member of the Triassic Age Chinle Formation overlying the Cutler Formation. The Lisbon Valley or Big Indian Wash District produced 5 times as much uranium as any other district in Utah from the period of 1948 through 1988 totaling 77,913,378 pounds U_3O_8 at an average grade of 0.30 % U_3O_8 (Chenowith, 1990).

Within the district there is an erosional unconformity between the Permian and Triassic aged beds where the Triassic Moenkopi formation was eroded away before the placement of the Moss Back Member of the Chinle Formation. Most of the orebodies in the Cutler occur within six feet of the unconformity. The deposits appear to be located in channel deposits and troughs in the paleotopography, but no pattern or common orientation is evident. Cutler host rocks consist of alternating beds and lenses of light pink, orange, and buff mudstone, calcareous siltstone, and arkosic sandstone. The sandstone beds are well sorted, are fine to medium grained, and are as much as 50 feet thick. The sandstone is comprised of quartz, feldspar, and biotite, with clay as the predominant binder, but locally calcite may be in the cement. Uraninite is the principal uranium mineral, with

4

small amounts of coffinite. In addition, vanadium in the forms of montroseite, doloresite, and vanadium clay and/or hydromica was an important by product of the Atlas Minerals' Velvet Mine, adjacent to the current property. The Velvet Mine operated by Atlas Minerals on Section 3 produced approximately 400,000 tons of ore at grades of 0.46 $\%U_3O_8$ and 0.64 $\%V_2O_5$ (approximately 4 million lbs uranium and 5 million lbs vanadium) during the period 1979-1984 (Chenowith, 1990).

Section 2 of the Velvet Mine Uranium Project is drilled on approximately one hundred foot centers throughout the majority of the mineralized area. The surface topography in this area is characterized by rugged plateaus and steep canyons. Many of the drill locations were constructed on steep benches, with nearly 500' of elevation differential between the highest and lowest drill hole collars on the property. Based upon the type of deposit and the on site knowledge gained by actual mining of the deposit adjacent to the site, the drilling demonstrates continuity to the extent that Atlas and MRC prepared mine feasibility studies and were prepared to initiate mining on the deposit prior to price downturns in the early 1980's. The drilling demonstrates continuity particularly along the mineralized trends. Based on the drill density and the apparent continuity of the mineralization along trends, the mineral resource estimate meets the criteria as indicated resources under the CIM Standards on Mineral Resources and Reserves.   Mineral resources are reported based on GT cutoffs of 0.25 and 0.50. For reporting purposes the 0.5 cutoff is recommended and is thus highlighted in the mineral resource tabulations that follow.

The data available for this report was limited to data from the previous Atlas mineral holdings in Section 2. EMC holds additional mining claims in Sections 3, 4, 11, and 12 of T31S, R25E and in Sections 6 and 7 in T31S, R26E. Although potential exists on all of these holdings, the most significant known mineral resources, apart from Section 2, occur on the former Uranerz property now controlled by EMC in Sections 6 and 7 in T31S, R26E.   Chenoweth, 1990, states, "About 1987, Uranerz USA, Incorporated announced a discovery in the southeastern Lisbon Valley. This discovery on Three Step Hill in Section 7, T.31S., R.26E., is reported to contain some 2.5 million pounds U_3O_8." In addition, Umetco reportedly held unmined mineral resources of 800,000 pounds U_3O_8 in Section 3 adjacent to Atlas Minerals' Velvet Mine. (Bates, 2007). These reports of mineral resources are of a historic nature and work necessary to independently verify the classification of the mineral resource estimates in accordance with National Instrument 43-101, verified by a qualified person and in compliance with CIM standards has not been completed. This historical estimate should not be relied upon.

Recommendations for the continuing exploration and development of the Atlas property include:

1. Acquire any additional drill logs and other pertinent data not currently held by EMC that may be available including the former Uranerz property located in Sections 6 and 7 in T31S, R26E.
2. Complete a 43-101 compliant mineral resource report for the former Uranerz property located in Sections 6 and 7 in T31S, R26E.

3. Complete a mineral reserve and economic feasibility study including preparation of a 43-101 compliant mineral reserve report for the overall Velvet Mine Uranium Project. This feasibility study would include underground mining with heap leach recovery and/or toll milling based upon the location, depth, and grade of the mineralization.
4. Evaluate the potential for developing the property as a satellite heap leach operation to other properties in the Lisbon Valley and/or consolidating this property with other properties in the vicinity to support the capital investment of a new central processing facility. This evaluation should consider the co-product value of vanadium.
5. Test by drilling the potential for mineralization extending eastward and/or southeasterly from the known trend, specifically, the southeast ¼ of State of Utah lease ML49377 in Section 2 T31S, R25E. If the trend continues, drilling could extend into UT claims 31-38 in Sections 11 and 12, T31S, R25.
6. Many of the original drill holes appear to be open. It is recommended that, where possible, open holes should be re-logged with modern geophysical logging equipment.
7. Additional drilling has already been completed on the property. If this data can be obtained, the resource estimate should be updated accordingly. In the absence of this data, additional drilling is recommended, consisting of approximately 10 holes for a total of 15,000 feet. It is recommended that these holes be cored within the anticipated mineralized horizon and chemically assayed for uranium, vanadium and other minerals.
8. Confirm and expand previous metallurgical studies and investigations including the collection of additional core samples for testing.
9. Complete a detailed hydrological investigation including the determination of geohydrologic properties and current ground water levels and quality.

No economic evaluation of the mineralization described herein was completed. Thus, the estimate that follows is solely a mineral resource estimate. Previous estimates assumed mining by underground mining methods with conventional mineral processing. The GT cutoff of .5 was utilized based upon the anticipated underground mining methods, which allows for extraction with thicknesses greater than 5' with minimum grade at 0.1**% eU**$_3$O$_8$.

The current mineral resource estimate follows:

Indicated Mineral Resources*

GT minimum	Pounds % eU$_3$O$_8$	Tons	Average Grade %eU$_3$O$_8$
0.25	2,289,476	346,890	0.33
0.50	2,082,156	306,164	0.34

*numbers rounded

Historical resource estimates for the Velvet Mine Uranium Project have been previously released by Energy Metals Corporation and/or are available from published literature. Refer to Energy Metals website listing for Advanced Stage Projects in Utah.

SECTION 4 INTRODUCTION AND TERMS OF REFERENCE

This report was prepared by BRS, Inc. for EMC to address the geology, uranium mineralization and in-place geologic resources within EMC's mineral holdings known as the Velvet Mine Uranium Project. The Velvet Mine Uranium Project was extensively explored during the 1970's with the principal exploratory work and drilling completed by Atlas Minerals prior to 1980. Atlas conducted extensive drilling on the lands currently held by EMC including the delineation of 4 mineralized areas with drilling on a rough grid approximating 100 foot centers. The available data includes radiometric data from some 173 drill holes completed on the property. The data utilized as the basis of this evaluation and in the preparation of this report was acquired by EMC from Dean Stucker, a mining engineer formerly employed by Minerals Recovery Corporation. Although some additional drilling may have been completed on the property, this data is currently not available.

The co-authors of this report are both Professional Geologists licensed in Wyoming and Professional Engineers licensed in Wyoming, and Registered Members of the US Society of Mining Engineers (SME). In addition, Mr. Beahm is a Professional Engineer licensed in Colorado, Utah, and Oregon. Mr. Beahm is experienced with uranium exploration and development and uranium mining including past employment with the Homestake Mining Company, Union Carbide Mining and Metals Division, and AGIP Mining USA. As a consultant and principal engineer of BRS, Inc., Mr. Beahm has provided geological and engineering services relative to the development of mining permits for ISL operations in the Gas Hills and Powder River Basin, as well as numerous mineral resource and economic feasibility evaluations. This experience spans a period of over thirty years dating back to 1974. Mr. Beahm has direct work experience in the Colorado Plateau Uranium district as an employee of Union Carbide and as a consultant for COCA Mining. Mr. Hutson has provided geological and engineering consulting services with BRS, Inc. since 1995, and is experienced in uranium including mine permitting, feasibility studies, and mine reclamation planning, design, and construction. Mr. Hutson visited the Velvet Mine site on February 14, 2007. The site was accessible and within 2 miles of an active copper mining operation. Mr. Hutson observed multiple drill trails throughout the property, and noted that many of the drill holes remain open. Mr. Hutson visited the Velvet Mine portal location, which was found to be reclaimed. Personal communications with Dean Stucker and Tony Bates indicated that it may be possible to reopen the portal for future mining.

SECTION 5   RELIANCE ON OTHER EXPERTS

The author has relied on the accuracy of the historical data as itemized in Section 4 and
various project reports as referenced in Section 23 of this report.

The location of the unpatented mining lode claims and the state mineral leases, shown on
Figure 2, which form the basis of the mineral holdings, was provided by EMC and was
relied upon as defining the mineral holdings of EMC in the development of this report.

SECTION 6   PROPERTY DESCRIPTION AND LOCATION

The Velvet Mine Uranium Project is located in Section 2, Township 31 South, Range 25 East at approximate Latitude 38° 07' North and Longitude 109° 09' West (refer to Figure 1, Velvet Mine Uranium Project Location Map).

The Velvet Mine Uranium Project Drill Hole and Claim Map, Figure 2, was provided by EMC and represents the approximate location of unpatented mining lode claims and state leases held by EMC. Section 2 is a State of Utah lease ML 49377 of approximately 488 acres which was obtained by Mr. William Sheriff by competitive bid, and subsequently transferred to Energy Metals Corp.

Mineral rights for adjacent properties are controlled via unpatented claims UT 1-10, 19-24, 29, 21-29, 31-38, 41-46, 48, 50,52,52-72, and 129 are located in Sections 3, 4, 11, and 12 of T31S, R25E and Sections 6 and 7 in T31S, R26E. In total these mineral holdings comprise approximately 1,600 acres.

The claims were located by EMC and are not known to have any encumbrances or royalties. The claims will remain the property of EMC provided they adhere to required filing and annual payment requirements with San Juan County and the Bureau of Land Management (BLM).   Legal surveys of unpatented claims are not required and to the author's knowledge have not been completed.

There are no pre-existing mineral processing facilities or related wastes on the property. In order to conduct exploratory logging and/or drilling of the property, the operator will be required to file a Notice of Intent (NOI) to explore, and obtain a permit from the State of Utah Department of Natural Resources, Division of Oil, Gas, and Mining (DOGAM). Any exploration on Bureau of Land Management lands would also require filing an NOI. Mine development would require a number of permits depending on the type and extent of development, the major permit being the actual mining permit issued by the DOGAM. In addition, BLM would require NEPA clearances on federal lands. Utah is an agreement state with the US Nuclear Regulatory Commission (USNRC). Thus, the Utah Division of Radiation Control would regulate mineral processing activities.   To the author's knowledge, there are no current environmental permits for the project area.

SECTION 7

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The Velvet Mine Uranium Project is located within the Lisbon Valley physiographic province in San Juan County, Utah. The project is approximately 10 miles south of La Sal, Utah.

The site is located at approximate Latitude 38° 07' North and Longitude 109° 09' West, on the southeastern side of the Lisbon Valley on Three Step Hill. The project area is located primarily on a dipping bench above the Lisbon Valley, with elevations averaging 6,800 feet above sea level. The southern portions of the deposit are located beneath another higher bench, with nearly 500' of elevation differential between the highest and lowest drill hole collars on the property. Vegetation is characteristically pinion, cedar, and juniper forest, with some ponderosas in the higher areas. Bare rock with sparse vegetation such as yucca is common, and sagebrush is thick in drainages where soil forms. Elk, deer, coyote, and bobcat sign were observed, as well as some raptor activity. The site is located on a topographic divide between Big Indian Wash and the Lisbon Valley, both of which are ephemeral drainages. Big Indian Wash is tributary to Kane Springs Creek which enters the Colorado River southwest of Moab, Utah. The Lisbon Valley drains through the Little Indian Canyon into Colorado where it joins the Dolores River, which enters the Colorado River northeast of Moab.

The site is seasonally accessible via 2-wheel drive on existing county and/or two-track roads as follows:
- Proceed south on San Juan County RT 2430, Lisbon Valley Road, from Highway 46 near La Sal approximately 18 miles;
- Turn west on a two track road, passing an historic cabin and proceed upwards along Three Step Hill approximately 3 miles to the site.

Additional access may be made from the west where the two track meets the Big Indian Wash Road approximately 5.5 miles from Highway 163 south of La Sal Junction. It is assumed that this was the access utilized by the Velvet Mine during operations. The author did not verify this access route although it appeared to be more accessible during wet or muddy conditions than the route from Lisbon Valley.

In addition to access roads, some infrastructure is present on the site. The site is accessible over the multiple drill trails covering the area. An active copper mine, Lisbon Valley Copper Mine, is located 3 air miles north of the property. A power line terminates near the Atlas Minerals' Velvet Mine portal, which is located in the SE ¼ of Section 3, T 31S, R25E, within ¼ mile of the drilling on Section 2. The Atlas Minerals' Velvet Mine portal has been closed. However, personal communication with Tony Bates, an Umetco employee responsible for dewatering and maintenance of the Velvet Mine from 1988-1990, indicated that the portal could be reopened with minimum effort, and that the decline should be in good condition until the interface with the ground water table.

SECTION 8   HISTORY

The original locator of this property was Gulf Minerals Corporation. The Velvet Mine Uranium Project was initially drilled during the 1970's with the principal exploratory work and drilling completed by Gulf. Gulf sold the property to Atlas in the late 1970's. Atlas' Velvet Mine commenced operations in 1979 in Section 3 and advanced to the property line on Section 2 (the current holdings of EMC). Atlas completed feasibility studies for mining the Section 2 mineral resources including hoisting and haulage of ores to their Moab mill for processing in 1980. These plans were never executed in light of low uranium prices in the 1980's and the property was sold by Atlas Minerals as they were experiencing an economic downturn. Minerals Recovery Corporation (MRC) of Lakewood, Colorado purchased the property from Atlas for approximately $10,000,000.00. MRC was the operating arm of Wisconsin Public Service Company. Additional drill holes were drilled in 1981 and 1984 by MRC. A feasibility study was completed by Minerals Recovery Corp. in 1983. Subsequently Wisconsin Public Service Company exited the uranium business. Atlas closed the Velvet Mine in Section 3 in 1984. The Velvet Mine property was acquired by Umetco Minerals Corp. in 1989. Umetco was interested in the property due to the vanadium content of the remaining reserves. Umetco held the Section 3 property until the mid 1990's at which time they dropped the property. In addition, Wisconsin Public Service allowed their lease on Section 2 to lapse. Mr. William Sheriff secured the Section 2 state lease by competitive bid, staked the adjoining mining claims, and subsequently transferred the property to Energy Metals Corp.

Drill hole locations are shown on Figure 2, Drill Hole and Claim Map. The drill maps show the collar locations. All drilling was vertical. Downhole drift is shown on the original data maps. For the current modeling, mineral locations were based upon the bottom of hole locations as shown on the original data maps. The drilling delineated 4 mineralized areas drilling on approximate 100 foot centers. Available data includes radiometric data from some 173 drill holes completed on the property.

Historic mineral resource estimates by MRC estimated a 0.40 %eU_3O_8 average grade for mining purposes, with an ore to waste ration of 1 ton ore to 0.5 ton waste. A minimum grade of 0.1% eU_3O_8 and a GT cutoff of 0.40 was applied in the development of an underground mine operation plan. The historic estimates are comparable to the current mineral resource estimate.

SECTION 9   GEOLOGIC SETTING

Surfical geology is shown on Figure 3, Geologic Map and Stratigraphic Column. Figure 4, Velvet Mine GT Map, displays the mineralization in plan view.

Uranium mineral resources within and in the vicinity of the project are found in the upper Permian Cutler formation. Many of the other mines in the district were located in the basal Moss Back member of the Triassic Age Chinle Formation overlying the Cutler Formation. As shown on Figure 3, Geologic Map and Stratigraphic Column, there is an erosional unconformity between the Permian and Triassic aged beds where the Triassic Moenkopi formation was eroded away before the placement of the Moss Back Member of the Chinle Formation. It is believed that the mineralization in both formations is related to the unconformity, although the location of mineralization with respect to the contact varies from location to location within the district. Most of the mineral resources in the Cutler occur within six feet of the unconformity. Figure 2 in the 1990 Chenoweth report shows geology, mines and known mineral resources in the district. Much of the historic mining in the vicinity such as the Bardon, Divide, School Section, Pats, and Service Berry mines are pre-1960 except for the Velvet Mine (1979-1984). With the exception of the Velvet and Bardon mines, most of these are in the Chinle 1941. The discovery of mineralization in the Cutler formation was late, therefore the Cutler is largely unexplored (Chenoweth, 1990, page 41). Most of the earlier drilling stopped at the base of the Chinle. Further to the east, the discovery of Uranerz deposit was reported in 1987 in T31S, R26E, Section 7 (Chenoweth, 1990). The potential for mineralization between the Velvet and Uranerz deposits is currently unknown. Recommendations of this report include acquisition of any additional data that may be available for adjacent areas, and exploration for potential mineralization in the Cutler Formation by drilling.

The mineral resources appear to be located in channel deposits and troughs in the paleotopography, but no pattern or common orientation is evident. Cutler host rocks consist of alternating beds and lenses of light pink, orange, and buff mudstone, calcareous siltstone, and arkosic sandstone. The sandstone beds are well sorted, are fine to medium grained, and are as much as 50 feet thick. The sandstone is comprised of quartz, feldspar, and biotite, with clay as the predominant binder, but locally calcite may be in the main cement. Uraninite is the principal uranium mineral, with small amounts of coffinite. In addition, vanadium in the forms of montroseite, doloresite, and vanadium clay and/or hydromica was an important by product of the Atlas Minerals' Velvet Mine, adjacent to the current property. The Atlas Minerals' Velvet Mine produced approximately 400,000 tons of ore at grades of 0.46 %U_3O_8 and 0.64 %V_2O_5 (approximately 4 million lbs uranium and 5 million lbs vanadium) during the period 1979-1984 (Chenoweth, 1990).

No data is currently available regarding ground water levels or quantities. Pumping was required during the operational phase of the old Velvet Mine. Personal communication with Tony Bates indicated that the ground water will require treatment prior to any discharge. The Atlas Minerals' Velvet Mine has not been dewatered since 1990.

SECTION 10   DEPOSIT TYPES

Uranium mineralization within the Colorado Plateau of Southwestern Colorado and Southeastern Utah have been described as tabular-blanket type deposits that are sub-parallel to bedding planes and/or features such as unconformities. Mineralization is often confined to paleochannels and controlled by lithology, permeability, porosity, and the presence of a chemical reductant, often carbonaceous material (Hasan, 1986). A similar depositional morphology is observed at the Velvet Mine.

Figure 4, Velvet Mine GT Map, shows the mineralization of the Velvet area in plan view.

SECTION 11 MINERALIZATION

Please note the following terminology is used in this report:

1. GT is the grade thickness product.
2. Grade is expressed as weight percent.
3. eU_3O_8 means radiometric equivalent U_3O_8.

Mineral resource estimates for the Velvet mineralization are based on radiometric data. Radiometric equilibrium was assumed as discussed in Section 20 of this report.

EMC's mineral holdings at the Velvet Mine Uranium Project are located in Section 2, Township 31 South, Range 25 East at approximate Latitude 38° 07' North and Longitude 109° 09' West (refer to Figure 1, Velvet Mine Uranium Project Location Map). The Velvet Mine Uranium Project Claim Map, Figure 2, was provided by EMC and represents the approximate location of EMC's state leases and claims in the area. Section 2 is a State of Utah lease of approximately 488 acres, with adjacent unpatented claims located in Sections 3, 4, 11, and 12 of T31S, R25E and Sections 6 and 7 in T31S, R26E (refer to Figure 2, Drill Hole and Claim Map). In total these mineral holdings comprise approximately 1,600 acres.

<u>Utah State Lease ML49377</u>

The mineral resource estimate contained herein was based on 173 drill holes with mineralization as follows.

Barren	Trace < 0.1 GT	Mineralized 0.1–0.25 GT	Mineralized 0.25-0.5 GT	Mineralized > 0.5 GT	TOTAL
6	30	29	24	84	173
3.5 %	17.3 %	16.8 %	13.9 %	48.6 %	

The data available for this evaluation was limited to data from the previous MRC mineral holdings. A description of the basic parameters of the mineralization follows.

Mineralization Thickness and Grade

Mineralized thickness ranges from 1 foot to over 19 feet. Average thickness varies with GT cutoff as follows. Grade varies from the minimum reported grade of 0.01 %eU_3O_8 to a maximum reported grade of 1.87 %eU_3O_8.

	All Holes Not Barren	Mineralized >0.1 GT	Mineralized >0.25 GT	Mineralized > 0.5 GT
Average Thickness	5.2 Feet	5.8 Feet	6.3 feet	6.8 Feet
Average Grade	0.23 %U_3O_8	0.27 %U_3O_8	0.33 %U_3O_8	0.34 %U_3O_8

Width and Trend Length

As shown on Figure 4 in plan view, a distinct mineralization trend is well defined by the drilling, with the appearance of a meandering channel. Mineralization is within the Permian Cutler Formation. Drilling in the Velvet area is sufficient to define a mineralized trend along a length of approximately 3,000 feet within the Cutler Formation. The base of the mineralization ranges from approximately 757 to 1345 feet from the surface and averages approximately 6.8 feet summed thickness. Mineralization thickness ranges from 1 to 19 feet thick with an average of 3.8 feet. Within the mineralized zone, individual intercepts were combined to represent the GT for the hole within that zone. The summed GT for the Velvet area ranges from 0.01 to 10.88 with an average of 1.319. The location of the mineralized zone was taken to be the bottom of the mineralization. Drill data demonstrates continuity of mineralization laterally within the Velvet mineralization.

No economic evaluation of the mineralization described herein was completed. Thus, the estimate that follows is solely a mineral resource estimate. Previous estimates assumed mining by underground mining methods with conventional mineral processing. The GT cutoff of .5 was utilized based upon the anticipated underground mining methods, which allows for extraction with thicknesses of 5' or greater with minimum grade at 0.1**%** eU_3O_8.

Adjacent Properties - UT Claims

MRC did not hold property outside of Section 2. All other properties currently held by EMC in the district were not drilled by MRC. Data was not available for the claims portions of the property at the time of this evaluation. EMC is currently seeking any data that may be available for this area. Umetco reportedly held unmined mineral resources of 800,000 pounds U_3O_8 in Section 3 within Atlas Minerals' Velvet Mine, and the nearby Uranerz deposit is reported to contain mineral resources of 2,500,000 pounds U_3O_8 in T31S, R26E, Section 7. However, these reports of mineral resources are of a historic nature and work necessary to independently verify the classification of the mineral resource estimates in accordance with National Instrument 43-101, verified by a qualified person and in compliance with CIM standards has not been completed. These historical estimates should not be relied upon.

The mineralized trend from the Section 2 mineralization was drilled out to the boundary of Section 3 where Atlas Minerals' Velvet Mine is located. The mineralized trend was drilled toward the southeast corner, where a single line of widely spaced holes with lower values were apparently utilized to delineate the southeastern boundary of the deposit. It is recommended that additional drilling be completed to the southeast to explore for any potential extension of mineral resources in this direction. It is assumed that one reason further drilling was not completed to the southeast is that the topography climbs in this direction, making drilling depths greater.

Summary

The interpreted mineralized trends, shown on Figure 4 in plan view are based on moderately spaced drill data and the reported continuity of the deposit. Based on the drill density and the apparent continuity of the mineralization along trends, the mineral resource estimate meets the criteria as an indicated mineral resource for the Velvet Mine area under the CIM Standards on Mineral Resources and Reserves.

SECTION 12   EXPLORATION

Data available for the preparation of this report was developed by previous owners of the property. EMC has not yet conducted its own exploration of the property. The relevant exploration data for the current property is the drill data as previously discussed and as represented graphically in the various figures of this report. This data demonstrates that mineralization is present on the property and defines its three dimensional location.

The data available for this mineral resource evaluation is based upon drill and mine plan maps prepared by Minerals Recovery Corporation. The drill maps show drill hole locations at the surface and downhole due to vertical drift, and the thickness and radiometric grade of uranium measured in weight percent U_3O_8.

Based upon the confirmation drilling performed by MRC on the Atlas drilling, and the consistency between feasibility studies performed by MRC and Atlas, and the results of the current mineral resource estimate, the data is considered reliable.

SECTION 13   DRILLING

Atlas and MRC conducted extensive drilling on the lands currently held by EMC including the delineation of 4 mineralized areas with drilling on a rough grid approximating 100' centers. The available data includes radiometric data from some 173 drill holes completed on the property. The data utilized as the basis of this evaluation and in the preparation of this report was acquired by EMC from Dean Stucker, a mining engineer formerly employed by MRC. No core data or assay data for vanadium was available. Recommendations in this report include acquisition of such data.

SECTION 14   SAMPLING METHOD AND APPROACH

The majority of the data available was from drill maps. The companies responsible for the development of this data were actively mining and had completed mining up to the boundary between the Atlas Minerals, Velvet mine in Section 3 and the subject property of this report in Section 2, T31S, R25E.   No core or assay data was available. Recommendations in this report include acquisition of such data.

The data utilized in this report is considered accurate and reliable for the purposes of completing a mineral resource estimate for the property.

SECTION 15   SAMPLE PREPARTATION, ANALYSIS, AND SECURITY

The data available was developed by previous mine operators. As previously discussed in Section 14 the data is considered accurate and reliable for the purposes of completing a mineral resource estimate for the property.

SECTION 16   DATA VERIFICATION

Drill data for each drill hole consisting of radiometric data was posted on drill maps including collar elevation, elevation to the bottom of the mineralized intercept, thickness of mineralization, grade of mineralization, and elevation of the bottom of the hole. Data entry was checked and confirmed. Drill hole locations were digitized from the drill maps to create a coordinate listing and then plotted. The resultant drill maps were then checked and confirmed by overlaying with the original maps.

Once the database had been developed and data entry confirmed, individual mineralized intercepts were evaluated on a hole by hole basis and combined to represent a probable mining thickness appropriate for underground mining methods. This process eliminated some thin and/or isolated mineralized intercepts. The resultant data was then utilized to develop the Grade Thickness (GT) map, Figure 4.   The GT map was then compared to mine plans available from previous feasibility studies to verify the data.

Recommendations in this report include drilling and core sampling consisting of approximately 10 holes for a total of 15,000 feet. It is recommended that these holes be cored within the anticipated mineralized horizon and chemically assayed for uranium, vanadium and other minerals.

SECTION 17   ADJACENT PROPERTIES

The portion of the project addressed specifically in this report is located in Section 2, Township 31 South, Range 25 East at approximate Latitude 38° 07' North and Longitude 109° 09' West (refer to Figure 1, Velvet Mine Uranium Project Location Map). Section 2 is a State of Utah lease of approximately 488 acres. Adjacent mineral properties controlled by EMC include unpatented claims located in Sections 3, 4, 11, and 12 of T31S, R25E and Sections 6 and 7 in T31S, R26E (refer to Figure 2, Drill Hole and Claim Map). In total these mineral holdings comprise approximately 1,600 acres.

The data available for this report was limited to data from the previous Atlas mineral holdings in Section 2. EMC holds additional mining claims in Sections 3, 4, 11, and 12 of T31S, R25E and in Sections 6 and 7 in T31S, R26E. Although potential exists on all of these holdings, the most significant known mineral resources, apart from Section 2, occur on the former Uranerz property now controlled by EMC in Sections 6 and 7 in T31S, R26E. Chenoweth, 1990, states, "About 1987, Uranerz USA, Incorporated announced a discovery in the southeastern Lisbon Valley. This discovery on Three Step Hill in Section 7, T.31S., R.26E., is reported to contain some 2.5 million pounds U$_3$O$_8$." In addition, Umetco reportedly held unmined mineral resources of 800,000 pounds U$_3$O$_8$ in Section 3 adjacent to Atlas Minerals' Velvet Mine (Bates, 2007). These reports of mineral resources are of a historic nature and work necessary to independently verify the classification of the mineral resource estimates in accordance with National Instrument 43-101, verified by a qualified person and in compliance with CIM standards has not been completed. This historical estimate should not be relied upon.

The authors have no material interest in the subject property or adjacent properties.

SECTION 18   MINERAL PROCESSING AND METALLURGICAL TESTING

Mining by Atlas Minerals extended from Section 3 eastward to the boundary of the state lease on Section 2 which is the subject of this report. Ores mined from the Atlas Minerals' Velvet Mine were processed for vanadium and uranium. The Atlas Minerals' Velvet Mine produced approximately 400,000 tons of ore at grades of 0.46 %U_3O_8 and 0.64 %V_2O_5 (approximately 4 million lbs uranium and 5 million lbs vanadium) during the period 1979-1984 (Chenoweth, 1990).

Feasibility studies completed for mining of the Section 2 mineral resources projected 90% recovery of uranium utilizing an acid leach conventional mill. No specific data is currently available for the grade of vanadium, however, past production did recover vanadium as a by-product. Recommendations in this report include drilling and core sampling consisting of approximately 10 holes for a total of 15,000 feet. It is recommended that these holes be cored within the anticipated mineralized horizon and chemically assayed for uranium, vanadium and other minerals, and that amenability studies be conducted on the core samples recovered.

SECTION 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The Velvet Mine Uranium Project is located within the Lisbon Valley Uranium Mining District of Utah. With regard to the socioeconomic and political environment, the Lisbon Valley has been a uranium mining district and production center for over 40 years. Today a copper mine operates within a few miles of the Velvet Uranium Mine Project. In addition, two uranium mills remain active in the State of Utah. Although a new mine operation may have detractors, the area has a mining history and a climate generally favorable for mining.

In order to conduct exploratory logging and/or drilling of the property, the operator will be required to file a Notice of Intent (NOI) to explore, and obtain a permit from the State of Utah Department of Natural Resources, Division of Oil, Gas, and Mining (DOGAM). Any exploration on Bureau of Land Management lands would also require filing an NOI. Mine development would require a number of permits depending on the type and extent of development, the major permit being the actual mining permit issued by the DOGAM. In addition, BLM would require NEPA clearances on federal lands. Utah is an agreement state with the US Nuclear Regulatory Commission (USNRC). Thus, the Utah Division of Radiation Control would regulate mineral processing activities.   To the author's knowledge, there are no current environmental permits for the project area.

Uranium mining in Utah is subject to Mineral Production Tax. Mineral Production Tax Withholding was increased from 4% to its current level of 5% effective July 1, 1993. Refer to Utah Senate Bill 180, 1993. On the Section 2 State of Utah lease, a 12.5% royalty is levied on uranium, and a 4.8% royalty applies to vanadium production. Additional state taxes would include property and sales taxes. At the federal level profit from mining ventures is taxable at corporate income tax rates. However, for mineral properties depletion tax credits are available on a cost or percentage basis whichever is greater. For uranium the percentage depletion tax credit is 22% among the highest for mineral commodities, IRS Pub. 535.

The following mineral resource estimates were completed by Douglas Beahm, P.E., P.G., Principal Engineer, and Harold Hutson, P.E., P.G., Senior Engineer, BRS Inc.

Assumptions

1. A unit weight of 14.5 cubic feet per ton was assumed, based on data from feasibility studies prepared by previous operators and published reports.
2. Mineral resource estimates were based on radiometric equivalent data. Radiometric equilibrium was assumed (Refer to Section 20).

Terminology used in this report

1. GT is the grade thickness product.
2. Grade is expressed as weight percent.
3. eU_3O_8 means radiometric equivalent U_3O_8.

24

EMC's mineral holdings at the Velvet Mine Uranium Project are located in Section 2, Township 31 South, Range 25 East at approximate Latitude 38° 07' North and Longitude 109° 09' West (refer to Figure 1, Velvet Mine Uranium Project Location Map). The Velvet Mine Uranium Project Claim Map, Figure 2, was provided by EMC and represents the approximate location of EMC's state leases and claims in the area. Section 2 is a State of Utah lease of approximately 488 acres, with adjacent unpatented claims located in Sections 3, 4, 11, and 12 of T31S, R25E and Sections 6 and 7 in T31S, R26E (refer to Figure 2, Drill Hole and Claim Map). In total these mineral holdings comprise approximately 1,600 acres.

Utah State Lease ML49377

The mineral resource estimate contained herein was based on 173 drill holes with mineralization as follows.

Barren	Trace < 0.1 GT	Mineralized 0.1–0.25 GT	Mineralized 0.25-0.5 GT	Mineralized > 0.5 GT	TOTAL
6	30	29	24	84	173
3.5 %	17.3 %	16.8 %	13.9 %	48.6 %	

The data available for this evaluation was limited to data from the previous MRC mineral holdings. A description of the basic parameters of the mineralization follows.

Mineralization Thickness and Grade

Mineralized thickness ranges from 1 feet to over 19 feet. Average thickness varies with GT cutoff as follows. Grade Varies from the minimum reported grade of 0.01 %U_3O_8 to a maximum reported grade of 1.87 %U_3O_8.

	All Holes Not Barren	Mineralized >0.1 GT	Mineralized >0.25 GT	Mineralized > 0.5 GT
Average Thickness	5.2 Feet	5.8 Feet	6.3 feet	6.8 Feet
Average Grade	0.23 %U_3O_8	0.27 %U_3O_8	0.33 %U_3O_8	0.34 %U_3O_8

Width and Trend Length

As shown on Figure 4 in plan view, a distinct mineralization trend is well defined by the drilling, with the appearance of a meandering channel. Mineralization is within the Permian Cutler Formation. Drilling in the Velvet area is sufficient to define a mineralized trend along a length of approximately 3,000 feet within the Cutler Formation. The base of the mineralization ranges from approximately 757 to 1345 feet from the surface and averages approximately 6.8 feet summed thickness. Mineralization thickness ranges from

1 to 19 feet thick with an average of 3.8 feet. Within the mineralized zone, individual intercepts were combined to represent the GT for the hole within that zone. The summed GT for the Velvet area ranges from 0.01 to 10.88 with an average of 1.319. The location of the mineralized zone was taken to be the bottom of the mineralization. Drill data demonstrates continuity of mineralization laterally within the Velvet mineralization.

No economic evaluation of the mineralization described herein was completed. Thus, the estimate that follows is solely a mineral resource estimate. Previous estimates assumed mining by underground mining methods with conventional mineral processing. The GT cutoff of .5 was utilized based upon the anticipated underground mining methods, which allows for extraction with thicknesses of 5' or greater with minimum grade at 0.1% $eU_3O_8.$

The current mineral resource estimate follows:

Indicated Mineral Resources*

GT minimum	Pounds % eU_3O_8	Tons	Average Grade %eU_3O_8
0.25	2,289,476	346,890	0.33
0.50	2,082,156	306,164	0.34

*numbers rounded

Adjacent Properties - UT Claims

MRC did not hold property outside of Section 2. All other properties currently held by EMC in the district were not drilled by MRC. Data was not available for the claims portions of the property at the time of this evaluation. EMC is currently seeking any data that may be available for this area. Umetco reportedly held unmined mineral resources of 800,000 pounds U_3O_8 in Section 3 adjacent to Atlas Minerals' Velvet Mine, and the nearby Uranerz deposit is reported to contain mineral resources of 2,500,000 pounds U_3O_8 in T31S, R26E, Section 7. However, these reports of mineral resources are of a historic nature and work necessary to independently verify the classification of the mineral resource estimates in accordance with National Instrument 43-101, verified by a qualified person and in compliance with CIM standards has not been completed. These historical estimates should not be relied upon.

The mineralized trend from the Section 2 mineralization was drilled out to the boundary the Section 3 where the Atlas Minerals' Velvet Mine is located. The mineralized trend was drilled toward the southeast corner, where a single line of widely spaced holes with lower values were apparently utilized to delineate the southeastern boundary of the deposit. It is recommended that additional drilling be completed to the southeast to look for any potential extension of mineral resources in this direction. It is assumed that one reason further drilling was not completed to the southeast is that the topography climbs in this direction, making drilling depths greater.

Summary

The interpreted mineralized trends, shown on Figure 4 in plan view are based on moderately spaced drill data and the reported continuity of the deposit. Based on the drill density and the apparent continuity of the mineralization along trends, the mineral resource estimate meets the criteria as an indicated mineral resource for the Velvet Mine area under the CIM Standards on Mineral Resources and Reserves. At a cutoff of 0.50 GT (5 ft @ 0.10 %U_3O_8) the indicated mineral resource estimated for EMC's mineral holdings on Section 2, T31S, R25E, total 2,082,156 pounds U_3O_8 at an average grade of 0.34%U_3O_8.

SECTION 20   OTHER RELEVANT DATA AND INFORMATION

Radiometric Equilibrium

No quantitative data is available to evaluate radiometric equilibrium as part of this mineral resource evaluation. Qualitatively, however, deposits in the Lisbon Valley are located in a reduced environment and radiometric equilibrium was not a factor in past mining. Literature concerning deposits in this area generally does not specifically address radiometric equilibrium, however, Chenoweth, 1990 states "Although most of these deposits are hundreds of feet above the present water table, the low permeability, due to cementation by calcite, has protected them from oxidation." In addition to the mineralogical characteristics of the mineralization, as described by Chenoweth, which limit oxidation of the uranium minerals, the Velvet Mine Uranium Project is below the water table further limiting the potential for oxidation. Absent the oxidizing conditions requisite to mobilize the uranium in favor of its radioactive daughter products, the assumption of radiometric equilibrium is reasonable.

Vanadium

No vanadium assays are available for this mineral resource evaluation. The Atlas Minerals' Velvet Mine produced approximately 400,000 tons of ore at grades of 0.46 %U_3O_8 and 0.64 %V_2O_5 (approximately 4 million lbs uranium and 5 million lbs vanadium) during the period 1979-1984 or a vanadium/uranium ratio of 1.4:1. Vanadium production from the Lisbon Valley from 1948 though 1970 totaled some 18.5 million pound of V_2O_5 at an average grade of 0.34 % V_2O_5 (Chenoweth, 1990). Feasibility studies completed by previous operators projected a similar Vanadium/Uranium ratio as previously mined and included a vanadium credit in their financial evaluations (MRC, 1983). Recommendations in this report include evaluation vanadium content by drilling.

SECTION 21   INTERPRETATION AND CONCLUSIONS

This report summarizes the mineral resources within the property known as the Velvet Mine Uranium Project and held via a state lease located in Section 2, Township 31 South, Range 25 East, by Energy Metals Corporation. It was the objective of this report to complete the estimate of mineral resources, and that objective was met. Mineral resources in Section 2 meet the standards for indicated mineral resources under the CIM Standards on Mineral Resources and Reserves. However, it should be noted that previous operators prepared mine plans, feasibility studies and were preparing to mine this area prior to the collapse of the uranium market in the 1980's with little or no additional drilling recommended at that time.

EMC holds mineral rights to additional, contiguous properties comprising approximately an additional 1,600 acres. However, there was no data available for these properties at the time this report was prepared. Potential for mineralization does exist on adjacent EMC properties, as documented in this report. This potential is at present untested. In addition, the former Uranerz property now controlled by EMC in Sections 6 and 7 in T31S, R26E, has reported mineral resources defined by drilling. This report recommends acquisition of additional data and exploration of these contiguous properties.

Past mining has produced vanadium as a co-product. It is recommended that the feasibility of producing vanadium as a co-product be evaluated for future operations.

SECTION 22   RECOMMENDATIONS

The following recommendations are appropriate as the property moves toward development.

1. Acquire any additional drill logs and other pertinent data not currently held by EMC that may be available including the former Uranerz property located in Sections 6 and 7 in T31S, R26E.
2. Complete a 43-101 compliant mineral resource report for the former Uranerz property located in Sections 6 and 7 in T31S, R26E.
3. Complete a mineral reserve and economic feasibility study including preparation of a 43-101 compliant mineral reserve report for the overall Velvet Mine Uranium Project. This feasibility study would include underground mining with heap leach recovery and/or toll milling based upon the location, depth, and grade of the mineralization. This evaluation should consider the co-product value of vanadium.
4. Evaluate the potential for developing the property as a satellite heap leach operation to other properties in the Lisbon Valley and/or consolidating this property with other properties in the vicinity to support the capital investment of a new central processing facility.
5. Test by drilling the potential for mineralization extending eastward and/or southeasterly from the known trend, specifically, the southeast ¼ of State of Utah lease ML49377 in Section 2 T31S, R25E. If the trend continues, drilling could extend into UT claims 31-38 in Sections 11 and 12, T31S, R25.
6. Many of the original drill holes appear to be open. It is recommended that, where possible, open holes should be re-logged with modern geophysical logging equipment.
7. Additional drilling has already been completed on the property. If this data can be obtained, the resource estimate should be updated accordingly. In the absence of this data, additional drilling is recommended, consisting of approximately 10 holes for a total of 15,000 feet. It is recommended that these holes be cored within the anticipated mineralized horizon and chemically assayed for uranium, vanadium and other minerals.
8. Confirm and expand previous metallurgical studies and investigations including the collection of additional core samples for testing.
9. Complete a detailed hydrological investigation including the determination of geohydrologic properties and current ground water levels and quality.

SECTION 23   REFERENCES

Previous Reports:

Crossland, D. J., Atlas Minerals, "Preliminary Property Evaluation of the Velvet – Section 2 Project", January, 1990. (Two Reports)

JS Redpath Corporation, "The Conceptual Mine Design for Section 2, Lisbon Valley Project, Utah", July, 1980.

MRC, "Section 2 Mine Plan", January, 1983.

Publications Cited:

Cohenour, R, "Uranium in Utah" Utah Geological and Mineral Survey, B-82, 1969

Chenoweth, WL, "Lisbon Valley, Utah's premier uranium area, a summary of exploration and ore production" Utah Geological and Mineral Survey, OFR-188, 1990.

Doelling, HH, "Uranium-Vanadium Occurrences of Utah", Utah Geological and Mineral Survey, OFR-18, 1974.

Hasan, Mohammad, "Geology of Active Uranium Mines During 1982 in Parts of Paradox Basin, Southeastern, Utah", Utah Geological and Mineral Survey, OFR-89, 1986.

Tax Bulletin 12-93, State of Utah, July 1993.

IRS, 2004, Publication 535, Business Expenses.

Personal Communications:

Dean Stucker, former Mining Engineer, Minerals Recovery Corp., February 22, 2007

Tony Bates, Umetco Mining Engineer, March 1, 2007

SECTION 24   CERTIFICATIONS

I, Douglas L. Beahm, P.E., P.G., do hereby certify that:

1. I am the principal owner and president of BRS Inc., 1225 Market, Riverton, Wyoming 82501.
2. I graduated with a Bachelor of Science degree in Geological Engineering from the Colorado School of Mines in 1974.
3. I am a licensed Professional Engineer in Wyoming, Colorado, Utah, and Oregon, and a licensed Professional Geologist in Wyoming.
4. I have worked as an engineer and a geologist for over 32 years.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible as co-author for the preparation of the entire Technical Report entitled "Velvet Mine Uranium Project, San Juan County, Utah" prepared for Energy Metals Corporation and dated July 14, 2006.
7. I have prior working experience on the property as stated in the report.
8. I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that would affect the conclusions of this report that is not reflected in the Technical Report.
9. I am independent of the issuer applying all of the tests in NI 43-101.
10. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with same.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority.

Signed and Sealed
March 19, 2007

Douglas L. Beahm, PE, PG

I, Harold J. Hutson, P.E., P.G., do hereby certify that:

1. I am employed as a Senior Engineer with BRS Inc., 1225 Market, Riverton, Wyoming 82501.
2. I graduated with a Bachelor of Science degree in Geological Engineering from the Colorado School of Mines in 1994.
3. I am a licensed Professional Engineer in Wyoming and a licensed Professional Geologist in Wyoming.
4. I have worked as an engineer and a geologist for over 12 years.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible as co-author for the entire Technical Report entitled "Velvet Mine Uranium Project, San Juan County, Utah" prepared for Energy Metals Corporation and dated March 16, 2007.
7. I have prior working experience on the property as stated in the report.
8. I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that would affect the conclusions of this report that is not reflected in the Technical Report.
9. I am independent of the issuer applying all of the tests in NI 43-101.
10. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with same.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority.

Signed and Sealed
March 19, 2007

Harold J. Hutson, PE, PG

SECTION 25 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON
DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

NOT APPLICABLE TO THIS PROPERTY

SECTION 26   ILLUSTRATIONS



IDAHO
WYOMING
NEVADA
COLORADO
ARIZONA
UTAH
BOXELDER
CACHE
RICH
WEBER
MORGAN
DAVIS
SUMMIT
DAGGETT
SALT LAKE
TOOELE
WASATCH
DUCHESNE
UINTAH
UTAH
JUAB
CARBON
SANPETE
MILLARD
EMERY
GRAND
SEVIER
BEAVER
PIUTE
WAYNE
IRON
GARFIELD
SAN JUAN
WASHINGTON
KANE
VELVET URANIUM PROJECT AREA
LOCATION MAP
NOT TO SCALE
T&R LINE
SECTION LINE
WATERWAYS
MAJOR ROADS
SECONDARY ROADS
PROJECT AREA BOUNDARY
8,000' 0 4,000' 8,000'
1 inch = 8,000'
T30S R24E
T30S R25E
T30S R26E
T31S R23E
T31S R24E
T31S R25E
T31S R26E
T32S R23E
T32S R24E
T32S R25E
T32S R26E
BIG INDIAN RD
LISBON RD
HWY 191
HWY 211
W SUMMIT RD
SUMMIT POINT
VELVET URANIUM PROJECT AREA
VELVET URANIUM PROJECT
43-101 MINERAL RESOURCES REPORT
SAN JUAN COUNTY, UTAH
LOCATION MAP
FIGURE 1
BRS ENGINEERING
ENERGY METALS
REVISION DATE: None
LAST PLOT DATE: 2/28/07
CAD FILENAME: FIG 1 LOCATION.dwg



DRILL HOLE AND CLAIM MAP

VELVET URANIUM PROJECT
43-101 MINERAL RESOURCES REPORT
SAN JUAN COUNTY, UTAH

FIGURE 2


S28
S27
S26
S25
S30
S29
S33
S34
S35
S36
S31
S32
T30S R25E
T30S R26E
T31S R25E
T31S R26E
S5
S4
S3
S2
S1
S6
S8
S9
S10
S11
S12
S7
S17
S16
S15
S14
S13
S18
VELVET URANIUM
PROJECT AREA
1 inch = 5,000'

Key to Geologic Formations

Qea	Mixed eolian and alluvial deposits
Qms	Slumps and Landslides
Kd	Dakota Sandstone
Kbc	Burro Canyon Formation
Jms	Salt Wash Member of Morrison Formation
Jsmt	Tidwell Member of Morrison Formation
Ject	Slick Rock Member of Entrada Sandstone and Moab Member of Curtis Formation
Jcd	Dewey Bridge Member of the Carmel Formation
Jn	Navaho Sandstone
Jw	Wingate Sandstone
TRc	Chinle Formation
Pca	Arkosic facies of Cutler Formation
IPh, IPhu, IPhl	Honacker Trail Formation


VELVET
MINE
SW
Big Indian Wash
LISBON VALLEY
Coyote Wash
NE
Ft
8000
6000
4000
2000
0
Major ore bodies
GLEN CANYON GP
CHINLE
MOENKOPI
CUTLER-RICO
HERMOSA FM
PARADOX SALT
Lisbon Valley fault
DAKOTA-BURRO CANYON FMS
MORRISON FM
GLEN CANYON GP
CUTLER-RICO FMS
MOENKOPI
HERMOSA FM
Note: Thickness and presence of Moenkopi Fm. on either side of fault is inferred.
0 1 2 3 MILES

Section across Lisbon Valley anticline (after Lekas and Dahl, 1956).


MIXED AEOLIAN & ALLUVIAL DEPOSITS
BURRO CANYON FORMATION
MORRISON FORMATION– SALT WASH MEMBER
GLEN CANYON GROUP
ENTRADA
CARMEL
NAVAJO
WINGATE
KAYENTA
UPPER CHINLE
LOWER CHINLE – MOSSBACK MEMBER
CUTLER GROUP
"RICO"
EROSIONAL UNCONFORMITY
VELVET MINE

Generalized stratigraphic section of formations (after Stokes, 1967a).

GEOLOGIC MAP/STATIGRAPHIC COLUMN

VELVET URANIUM PROJECT
43-101 MINERAL RESOURCES REPORT
SAN JUAN COUNTY, UTAH

FIGURE 3

BRS ENGINEERING

ENERGY METALS

REVISION DATE: None
LAST PLOT DATE: 3/5/07
CAD FILENAME: FIG 3 Geology.dwg

T31S R25E
ML49377
5/7/2004
SECTION 3
SECTION 2

GT RANGE

Color	Range Beg.	Range End
■	0.10	0.25
■	0.25	0.50
■	0.50	0.75
■	0.75	1.00
■	1.00	1.50
■	1.50	2.00
■	2.00	2.50
■	2.50	3.00
■	3.00	3.50
■	3.50	4.00
■	4.00	5.00
■	5.00	6.00
■	6.00	7.00
■	7.00	8.00
■	8.00	11.00

200' 0 100' 200'
1 inch = 200'

NO. | REVISION | DATE | BY | ISSUED FOR | DATE | BY

REVISION DATE: None
LAST PLOT DATE: 3/5/07
CAD FILENAME: FIG 4 Ore Trend.dwg

BRS ENGINEERING
ENERGY METALS

VELVET URANIUM PROJECT
43-101 MINERAL RESOURCES REPORT
SAN JUAN COUNTY, UTAH

VELVET MINE GT MAP

SCALE: 1"=200'
DRAWN BY: CDS
CHECKED:
APPROVED:
DATE 2/15/07
DWG. NO.
REV.
FIGURE 4